Exhibit 10.1

December 22, 2005

Glen Wiley

7019 Burnside Drive

San Jose, CA  95120

Dear Glen:

We would like to extend to you an offer of employment in the position of Vice President of Sales for MathStar, Inc. reporting directly to Dan Sweeney.  This offer expires at 5pm on Friday, December 23, 2005.

For your services, MathStar offers to pay you $6,250.00 semi-monthly ($150,000 annually) plus variable compensation based on agreed upon objectives primarily consisting of design win and revenue goals.  The on-target earnings for this position is $280,000, which includes the base salary of $150,000 and variable compensation target of $130,000.  The first 25% of variable compensation target ($32.5K) is guaranteed and will be paid out in 3 months in equal bi-monthly increments. You will also receive an initial stock option award of 120,000 shares, vesting over a four-year period with an exercise price equal to the fair market value at the time of your start date as well as a restricted stock grant of 60,000 shares vesting in equal portions over 2 years.  In addition for the first 12 months you will receive an $800/month rental allowance for a residence in the Hillsboro, Oregon area.

We will cover the cost of medical and dental insurance for you as our employee through Blue Cross Blue Shield and Delta Dental plans.  Each plan has a wide variety of doctors and dentists from which to choose your preferred provider.  Spousal medical insurance is available and will be provided for a $70 monthly fee and family coverage is available for a $140 monthly fee.  Spousal dental insurance can be obtained for a $20 monthly fee and family coverage for a $40 monthly fee.

Employee life, accidental death and dismemberment, short-term disability, long-term disability, 401k and Flexible Spending Account plans are also offered to you as an employee.  Full documentation on these programs will be available during your new hire orientation.

Our Personal Time Off (PTO) policy allows you to begin accruing PTO upon hire at a rate of 6.67 hours a pay period, which equates to 20 days a year.  Ten (10) PTO days may be carried at the end of each calendar year.  Additional PTO days are awarded based length of service.  A full description of this policy will be available upon hire.

This offer is contingent upon signing a company non-disclosure agreement and successfully filling out an I-9 form within the first 3 days of employment.

This letter is considered to be confidential and to be the property of MathStar, Inc.  Information contained in this letter is to be shared only with the recipient.

If you decide to accept this offer, please sign one copy of this letter and return to me in the envelope provided.  The other copy is provided for your reference.

We all look forward to the possibility of having you join our team.  Please do not hesitate to call me if you have additional questions regarding this letter.

Sincerely,	I accept the above stated offer.

/s/ Dan S. Sweeney	/s/ Glen Wiley
Dan Sweeney	Glen Wiley
COO	December 28, 2005
MathStar, Inc.